Exhibit 99.1

ASX, Nasdaq and Media Release

October 30, 2023

Opthea to Present at Eyecelerator Forum at the 2023 American Academy of Ophthalmology (AAO) Conference

Melbourne, Australia; October 30, 2023 – Opthea Limited (NASDAQ:OPT; ASX:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced today that Dr. Megan Baldwin, the Company’s Founder & Chief Innovation Officer, will present at Eyecelerator which is part of AAO 2023 being held in San Francisco, CA on November 3rd to 6th, 2023.

Dr. Baldwin will present on Thursday, November 2nd at 1:36pm PST as part of Eyecelerator’s “Retina Showcase” highlighting companies advancing next generation therapeutics for retina diseases. Eyecelerator is a partnership between the American Academy of Ophthalmology (AAO) and the American Society of Cataract and Refractive Surgery (ASCRS). Its mission is to connect entrepreneurs, investors, companies, and physicians to advance ophthalmic innovation through live conferences, virtual programming, and a next-generation networking platform.

The American Academy of Ophthalmology is the world’s largest association of eye physicians and surgeons. A global community of 32,000 medical doctors, it protects sight and empowers lives by setting the standards for ophthalmic education and advocating for patients and the public. The Academy innovates to advance the profession and to ensure the delivery of the highest-quality eye care. For more information, visit aao.org.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International:

Peter Lan, CFO

Opthea Limited

Tel: +1 917 445-4174

Australia:

Rudi Michelson

Monsoon Communications

Tel: +61 (0) 3 9620 3333

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com

FRED GUERARD - SUMMARY OF THE KEY TERMS OF EMPLOYMENT AGREEMENT

1. Commencement Date

Mr. Guerard will be employed in the position of Opthea’s Chief Executive Officer.

Mr. Guerard’s employment will commence on 27 October 2023.

2. Term

Mr. Guerard will be employed subject to termination by either party (see section 6 below).

3. Renumeration

Fixed

Mr. Guerard is entitled to a base salary at the rate of US$550,000 per annum. Upon achievement by Mr. Guerard of certain performance objectives over the first 12 months of his employment, Mr. Guerard’s base salary will be increased to US$600,000 per annum.

Discretionary Performance Bonus

Mr. Guerard is eligible to be considered for an annual discretionary performance bonus with a target amount of 50% of base salary, payable in cash. In addition, Mr. Guerard is entitled to certain payments upon certain changes of control of the Company, subject to Mr. Guerard’s satisfaction of certain conditions.

Equity Awards

Subject to any approval the Company considers necessary or appropriate, Mr. Guerard will be entitled to participate in the Company’s long-term incentive plan.

Sign-on Grant

Mr. Guerard may be granted an option to purchase 1,400,000 of the Company’s American depositary shares (equivalent to 11,200,000 ordinary shares) at the fair market value as of the date of grant. In accordance with the Company’s long-term incentive plan the option will vest over a four year performance period.

Incentive Grant

Mr. Guerard may be granted an option to purchase an additional 600,000 of the Company’s American depositary shares (equivalent to an additional 4,800,000 ordinary shares) at the fair market value as of the date of grant. This option will vest on the earlier of (x) the occurrence of certain corporate transactions or (y) the Company achieving a specified market capitalization, as determined by the Company’s board of directors.

Change of Control Payment

In the event that the Company is subject to certain change of control transactions, Mr. Guerard will receive a lump sum cash bonus equal to 50% of his annual base salary. This payment will be paid to Mr Guerard regardless of whether or not he is terminated. However, if he was to be terminated more than 30 days prior to the change of control, he will not receive the payment..

5. Clawback Policy

The Company retains discretion to clawback some or all of any short or long term incentive or termination benefits awarded to Mr. Guerard (if not already paid or vested) pursuant to the Company’s Clawback Policy.

6. Termination

Mr. Guerard’s employment agreement is governed by the laws of the state of Texas, and his employment is at will, meaning that either party may terminate employment at any time. However, in the event Mr. Guerard’s employment is terminated by the Company without cause or by Mr. Guerard for an enumerated set of reasons, then subject to Mr. Guerard’s satisfaction of certain conditions, Mr. Guerard will be entitled to cash severance of 12 months’ base salary and a pro rata discretionary performance bonus (calculated by reference to 100% of the target amount) for that fiscal year, up to 12 months of payment or reimbursement of COBRA premiums to continue health care coverage, and an additional six months of deemed vesting under the Company’s long-term incentive plan and other severance benefits.